FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                November 12, 2002

                               Perez Companc S.A.
             (Exact Name of Registrant as Specified in its Charter)

                                Maipu 1, Piso 22
                         (1084) Buenos Aires, Argentina
                    (Address of Principal Executive Offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                              Form 20-F X   Form 40-F
                                       ---

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                    Yes    No X
                                       ---   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b):82   N/A

EXHIBIT                                                                     PAGE
-------                                                                     ----
A. Attached hereto as Exhibit A is a press release dated November 6, 2002, announcing the results for the quarter ended September 3, 2002 for Perez Companc S.A. and Pecom Energia S.A.

                                     [LOGO]

                                 Perez Companc
                                Buenos Aires: PC
                                    NYSE: PC


                                 Pecom Energia
                               Buenos Aires: PECO


                                    Investor
                                   Relations



                                    CONTACTS
                                Daniel E. Rennis
                               drennis@pecom.com

                               Alberto Jankowski
                               ajankows@pecom.com

                             Tel: (5411) 4344-6655



                             Visit our Web site at:
                              http://www.pecom.com



                        ---------------------------------
                           2002 THIRD QUARTER RESULTS
                        ---------------------------------


     Buenos Aires, November 6, 2002 - Perez Companc S.A. (Buenos Aires: PC NYSE:
PC), controlling shareholder with a 98.21% stake in Pecom Energia S.A. (Buenos
Aires: PECO), announces both companies' results for the third quarter ended September 30, 2002.

>        Perez Companc S.A. (whose only asset is its equity interest in Pecom
     Energia S.A.) posted a loss of P$47 million (P$0.022 per share and P$0.22 per ADS) for the third quarter of 2002.

>        Pecom Energia S.A. posted a loss of P$53 million in the third quarter of 2002.

>        Pecom Energia S.A.'s P$53 million loss for 2002 quarter was mainly attributable to the following non-operating results:

     o A P$ 288 million negative exchange difference for depesification of the debt related to the acquisition of a 10% interest in Distrilec Inversora S.A. Upon debt maturity, in June 2002, the Company and the counterparty put forward opposing interpretations as to the application of conversion into pesos measures to such debt. As of September 30, 2002, the Company recorded the debt according to the new elements provided during the course of the mediation process.

     o A P$120 million loss resulting from a reduction in the forestry business book value.

     o A P$38 million loss resulting from assignment of 50% of the exploratory rights to the San Carlos and Tinaco fields in Venezuela.

     o A P$31 million loss for contingencies related to the OCP contractual commitments (Ecuador) in relation to the future production of Block 31, in Ecuador, derived from delays in the area development plan on account of a global reduction in the Company's investment plan.

     o The losses mentioned above were partially offset by the gains resulting from divestment of Cerro Vanguardia and the farming business in the amount of P$123 million and P$27 million, respectively.

>        Pecom Energia's net sales increased to P$1,167 million or 24.3% in 2002 third quarter from P$ 939 million in 2001 third quarter.

>        Pecom Energia's gross profit increased to P$444 million or 37.9% in
     2002 quarter compared to P$322 million in 2001 quarter.

>        Pecom Energia's operating income for 2002 quarter amounted to P$331 million, P$1 million lower than income recorded in 2001 quarter.

>        Capital expenditures and contributions to affiliates amounted to P$158 million in 2002 quarter compared to P$422 million in 2001 quarter.

                               PEREZ COMPANC S.A.
                           THIRD QUARTER 2002 RESULTS


Income Statement - Perez Companc S.A.
                                     ---------------------   ------------------
        (Consolidated Information)   (Three-Month Periods)   (Nine-Month Period)
                                     IIIQ 02       IIIQ 01    Sep-02     Sep-01
         (in millions of pesos)      ---------------------   ------------------

Net Sales                             1,167          939       3,442      2,721
Cost of Sales                          (723)        (617)     (2,141)    (1,819)
                                     --------------------     ------------------
Gross Profit                            444          322       1,301        902

Administrative and Selling Expenses    (124)        (138)       (399)      (372)

Exploration Expenses                    (19)          (4)        (33)       (20)

Equity in Operating Earnings of
Affiliates                               31          135         157        398

Other Operating Income - Net            (6)           17           6         42
                                     --------------------     ------------------
Operating income                       326           332       1,032        950

Other Income - Net                     (75)          (65)        (51)       166

Equity in Non-Operating Earnings of
Affiliates                             119           (73)       (857)      (210)
Financial income (expense) and
holding gain (losses)                 (408)         (121)     (1,141)      (327)

                                     --------------------     ------------------
Income before income tax
and Minority Interest                  (38)          73       (1,017)       579

Income tax                             (12)         (10)         (97)       (24)

Minority Interest in Subsidiaries        3           (4)          15        (15)
                                     --------------------     ------------------
Net Results                            (47)         (59)      (1,099)       540
                                     ====================     ==================

                               PECOM ENERGIA S.A.
                           THIRD QUARTER 2002 RESULTS


Income Statement - Pecom Energia S.A.
                                     ---------------------   ------------------
        (Consolidated Information)   (Three-Month Periods)   (Nine-Month Period)
                                     IIIQ 02       IIIQ 01    Sep-02     Sep-01
         (in millions of pesos)      ---------------------   ------------------

Net Sales                             1,167          939       3,442      2,721
Cost of Sales                          (723)        (617)     (2,141)    (1,819)
                                     --------------------     ------------------
Gross Profit                            444          322       1,301        902

Administrative and Selling Expenses    (119)        (138)       (388)      (372)

Exploration Expenses                    (19)          (4)        (33)       (20)

Equity in Operating Earnings of
Affiliates                               31          135         157        398

Other Operating Income - Net            (6)           17           6         42
                                     --------------------     ------------------
Operating income                        331          332       1,043        950

Other Income - Net                      (75)         (65)        (51)       166

Equity in Non-Operating Earnings of
Affiliates                              119          (73)       (857)      (210)
Financial income (expense) and
holding gain (losses)                  (418)        (121)     (1,139)      (325)

                                     --------------------     ------------------
Income before income tax
and Minority Interest                   (43)          73      (1,004)       581

Income tax                              (12)         (10)        (97)       (24)

Minority Interest in Subsidiaries         2           (2)          4         (4)
                                     --------------------     ------------------
Net Results                             (53)         (61)      (1,105)       553
                                     ====================     ==================

Net Sales

--------------------------------------------------------------------------------

                                     (Three-Month Periods)  (Nine-Month Periods)
                                     IIIQ 02       IIIQ 01    Sep-02     Sep-01
         (in millions of pesos)

E&P                                    711           540      2,153      1,525
Refining                               285           191        728        625
Petrochemical                          351           224        906        611
Hydrocarbons Marketing & Transporting    3            24         12         64
Electricity                             59            81        206        258
Other Investments                       29            25         93         76
Eliminations between Businesses       (271)         (146)      (656)      (438)
Total                                1,167           939      3,442      2,721

--------------------------------------------------------------------------------

Net sales increased to P$1,167 million or 24.3%, primarily due to the significant rise in the price of the main commodities. In the prevailing inflationary scenario, the price of the main products significantly increased in real terms on the basis of a dollar-denominated contribution from foreign operations and the alignment of domestic prices with export reference prices. In such respect, in 2002 quarter, the price of crude oil, styrene and polystyrene increased 54.3%, 100.2% and 47.4%, respectively. During this quarter, through the implementation of an active export-directed trade policy, the domestic recessive market limitations were successfully offset. In 2002 quarter, sales for the Oil and Gas Exploration and Production business segment increased P$171 million before eliminations for inter-company sales, and sales for the Petrochemical and Refining business segments increased P$94 million and P$127 million, respectively. In contrast, sales revenues from the Electricity segment decreased P$22 million.

Gross Profit
------------

--------------------------------------------------------------------------------

                                     (Three-Month Periods)  (Nine-Month Periods)
                                     IIIQ 02       IIIQ 01    Sep-02     Sep-01
         (in millions of pesos)

E&P                                    298           232        942        646
Refining                                10            14         27         54
Petrochemical                          111            45        273        111
Hydrocarbons Marketing & Transporting    0             6          4         17
Electricity                              7            20         34         71
Other Investments                        8             1         32         10
Eliminations between Businesses         10             4        (11)        (7)
Total                                  444           322      1,301        902

--------------------------------------------------------------------------------


Gross profit increased to P$444 million or 37.9% in 2002 quarter, mainly as a result of the increase in the Oil and Gas Exploration and Production business segment (P$66 million) and in the Petrochemicals business segment (P$66 million), attributable to increased marketing margins in terms of pesos as a result of the peso devaluation.

Equity in operating earnings of affiliates
------------------------------------------

--------------------------------------------------------------------------------

                                     (Three-Month Periods)  (Nine-Month Periods)
                                     IIIQ 02       IIIQ 01    Sep-02     Sep-01
         (in millions of pesos)

Compania de Inversiones de
  Energia/TGS                            0            60          0        177
Oleoductos del Valle                     2             5          9         16
Distrilec Inversora (Edesur)            (3)           23         17         70
Citelec (Transener)                      0            15          0         41
Pecom Agra                               0             8          0         24
Petrolera Perez Companc                  8             4         18         14
Refineria del Norte                     10             2         25         12
Cerro Vanguardia                         0             8         62         17
EBR                                      6             2          7          7
Petroquimica Cuyo                        4             1         13          2
Yacylec                                  1             2          4          8
Others                                   3             5          2         10
Total                                   31           135        157        398

--------------------------------------------------------------------------------

The main changes are detailed in each business segment the different affiliates are grouped into.

Other Income net
----------------

In 2002 quarter, losses were primarily attributable to the following:

o Reduction in value of the Forestry business accounting for a P$120 million loss.
o Reduction in value of the San Carlos area accounting for a P$38 million loss.
o    P$31 million loss for contingencies related to the Heavy Crude Oil Pipeline
     (OCP) contractual commitments.
o    P$9 million for tax on banking transactions.
o    P$123 million gain from the sale of Cerro Vanguardia S.A.
o    P$27 million gain from the sale of the farming business.

In 2001 quarter, losses were primarily attributable to the reduction in value of assets in the Pampa del Castillo-La Guitarra oil field in the amount of P$66 million.

Equity in non-operating earnings of affiliates
----------------------------------------------

--------------------------------------------------------------------------------

                                     (Three-Month Periods)  (Nine-Month Periods)
                                     IIIQ 02       IIIQ 01    Sep-02     Sep-01
         (in millions of pesos)

Compania de Inversiones de
  Energia/TGS                           42           (39)      (520)      (117)
Oleoductos del Valle                    (8)           (2)        (1)        (7)
Distrilec Inversora (Edesur)            28            (6)       (70)       (29)
Citelec (Transener)                     60            (9)      (202)       (27)
Pecom Agra                               0            (2)         0         (4)
Petrolera Perez Companc                 (3)           (2)       (10)        (4)
Refineria del Norte                     (1)           (2)       (21)        (7)
Cerro Vanguardia                         0            (5)        (3)        (7)
Petroquimica Cuyo                        1            (2)       (20)        (2)
Yacylec                                  1            (1)        (4)        (2)
Others                                  (1)           (3)        (6)        (4)
Total                                  119           (73)      (857)      (210)

--------------------------------------------------------------------------------

Equity in non-operating earnings of affiliates accounted for a P$119 million gain in 2002 quarter, which includes equity in operating earnings of TGS and Citelec in the amount of P$6 million and P$17 million, respectively. Excluding such effect, equity in non-operating earnings of affiliates accounted for a P$96 million gain, primarily determined by adjustment to inflation generated by the significant net borrowing monetary positions of such companies and the respective exchange differences on such monetary positions, which differences were positive in 2002 quarter due to the exchange rate appreciation, the significance of which offset the impact of related financial costs. In 2001 quarter, equity in non-operating earnings of affiliates recorded a P$73 million loss, determined by the impact of the respective financial liabilities and income tax.

Financial income (expenses) and holding gains (losses)
------------------------------------------------------

--------------------------------------------------------------------------------

                                     (Three-Month Periods)  (Nine-Month Periods)
                                     IIIQ 02       IIIQ 01    Sep-02     Sep-01
         (in millions of pesos)

Interests (Gain)                        22            23         63         53
Interest (Loss)                       (187)         (125)      (677)      (340)
Exchange Differences                   279            (2)    (8,321)        (7)
Conversion & Translation            (1,447)            0      1,858          0
Indexation                             (17)            0        (53)         0
Taxes on Indebtedness                   (1)           (4)        (4)       (15)
Holding Gains (Losses)                 (25)            3          9          0
Other Income (Expense) Net               7           (16)         4        (16)
Exposure to Inflation Results          951             0      5,982          0
Total                                 (418)         (121)    (1,139)      (325)

--------------------------------------------------------------------------------


Financial income (expenses) and holding gains (losses) increased P$297 million, amounting to a P$418 million loss, primarily attributable to:

o A P$279 million gain for exchange differences resulting from the effect of the peso revaluation on the foreign currency borrowing monetary net position.
o    A P$1,447 million loss as a result of conversion and translation.
o A P$951 million gain for exposure to inflation generated by the significant borrowing monetary position.
o    P$165 million for net interest.

--------------------------------------------------------------------------------
        Balance Sheet                                   (in millions of pesos)
   (Consolidated Information)                        Sep-02               Sep-01
        Current Assets

Cash & Investments                                   1,120                1,148
Accounts receivable - trade                            756                  896
Inventories & Other Assets                           1,391                1,024
                                                ----------            ---------
Total Current Assets                                 3,267                3,068
                                                ----------            ---------
        Noncurrent Assets
Investments                                         2,023                 2,705
Fixed Assets                                        9,628                 7,658
Other Assets                                          123                   564
                                                ----------            ---------
Total Noncurrent Assets                            11,774                10,927
                                                ----------            ---------
Total Assets                                       15,041                13,995
                                                =========             =========
        Current Liabilities
Accounts payable                                      517                   599
Short-Term Debt                                     1,269                 2,882
Other Liabilities                                     509                   505
                                                ----------            ---------
Total Current Liabilities                           2,295                 3,986
                                                ==========            =========
        Noncurrent Liabilities
Long-Term Debt                                     7,290                  3,289
Other Liabilities                                    293                    122
                                                ----------            ---------
Total Noncurrent Liabilities                       7,583                  3,411
                                                ----------            ---------
Total Liabilities                                  9,878                  7,397
                                                ==========            =========

Minority Interest in Subsidiaries                     37                     40
                                                ==========            =========
Shareholders' Equity                               5,126                  6,558
                                                ==========            =========
--------------------------------------------------------------------------------

During the last 12 months, total assets increased P$1,046 million or 7.5%. Total assets as of September 30, 2002, comprise fixed assets (64%) and equity interest in companies (13.4%). Total liabilities increased P$2,481 million. Liabilities as of September 30, 2002 amount to P$9,878 million, 86.6% of which are financial liabilities.

--------------------------------------------------------------------------------
           Cash Flow Statement
        (Consolidated Information)   (Three-Month Periods)  (Nine-Month Periods)
          (in millions of pesos)     IIIQ 02       IIIQ 01    Sep-02     Sep-01

Cash provided by operations
Net Income                              (53)          61      (1,105)       553

        Adjustments to Net Income
Equity in Operating Earnings of
  Affiliates                            (31)        (135)       (157)      (398)
Equity in Non-Operating Earnings
  of Affiliates                        (119)          73         857        210
Net Financial Results                  (205)           0         326          0
Dividends Collected                       0           21           5         97
                                      -------------------    -------------------
Depreciation of Fixed Assets &
  Other Assets                          236          178         752        504
Other                                   232           60         185         81
Changes in assets and liabilities       427          (45)        213       (224)
Asset Swap Income                         0            0         (80)      (252)
Divestments                            (150)           0        (150)         0
Subtotal                                337          213         846        571
Derivatives anticipated proceeds         21           36        (335)       (13)
                                      -------------------    -------------------
Net cash provided by operations         358          249         511        558
                                      ===================    ===================

        Cash provided by (used in)
          Investing Activities
Acquisition of property, plant
  & equipment                          (143)       (608)       (490)     (1,239)
Contributions in noncurrent
  investments                           (15)        186        (120)        (75)
Divestments                             428           0         428           0
Other                                   (65)          2         (81)        (40)
                                      -------------------    -------------------
Net Cash (used in) provided by
Investing Activities                    205        (420)       (263)     (1,354)
                                      ===================    ===================

        Cash provided by (used in)
          Financing Activities
Loans                                  (336)        629      (1,295)      1,458
Cash dividends paid                      (2)         (5)         (2)       (144)
                                      -------------------    -------------------
Net Cash Provided by
Financing Activities                   (338)        624      (1,297)      1,314
                                      ===================    ===================

Inflation & Devaluation Effect         (117)          0         766           0
                                      ===================    ===================

Variation in Cash                       108         453        (283)        518

Cash at beginning                       873         633       1,264         568

                                      -------------------    -------------------
Cash at end                             981       1,086         981       1,086
                                      ===================    ===================

-------------------------------------------------------------------------------
                      Operating Income By Business Segment
-------------------------------------------------------------------------------

                     Oil and Gas Exploration and Production
                     --------------------------------------

-------------------------------------------------------------------------------
                                     (Three-Month Periods)  (Nine-Month Periods)

           (in millions of pesos)          IIIQ 02   IIIQ 01    Sep-02  Sep-01

Net Sales                                    711      540       2,153    1,525
Gross Profit                                 298      232         942      646
Administrative and Selling Expenses          (44)     (46)       (162)    (126)
Exploration Expenses                         (19)      (4)        (33)     (20)
Equity in Operating Earnings of Affiliates    11        7          20       20
Other Operating Results                      (16)       2         (21)       2
Operating Income                             230      191         746      522
-------------------------------------------------------------------------------


>> Net sales increased to P$711 million or 31.7% in 2002 quarter, primarily due to higher sales prices resulting from the peso devaluation.

     Combined sales of oil and gas declined to 176.0 thousand BOE/d or 8.6% in 2002 quarter. Oil sales volumes declined to 121 thousand bbls/d or 7.2% in 2002 quarter. Gas sales volumes declined to 330 million cubic feet per day or 11.5 % in 2002 quarter.

>> In Argentina, sales increased to P$434 million or 29.6%. This increase primarily results from a 63% rise in sales prices, partially offset by a 9.4% decline in sales volumes which amounted to 63.0 thousand bbls/d. The 2001 quarter includes sales attributable to Pampa del Castillo - La Guitarra oil field which was sold in October 2001. Excluding Pampa del Castillo - La Guitarra, sales volumes increased 4.0% in 2002 quarter compared to 2001 quarter.

     As regards the increase in the price per oil barrel, by taking export parity as a reference the effects of the strong peso devaluation could be passed through resulting in the recovery of domestic market prices that had started in 2002 second quarter. Tax on exports accounted for a P$29 million lower revenue in 2002 quarter.

     Natural gas sales revenues declined to P$43 million or 38%. The daily volume of gas sold declined 14.7% due to the low level of investments in gas areas. Sales prices declined to P$1.84 per thousand cubic feet or 28.4%, in line with the Public Emergency Law provisions which limit the possibility of increasing the price of gas sold in the domestic market, in connection with sales agreements entered into with utilities. Notwithstanding that fact, the Company renegotiated the terms and conditions of certain gas sales contracts, especially those executed with exporting clients, adjusting the price of such contracts to the new economic environment.

>> Combined sales of oil and gas outside of Argentina increased to P$277 million in 2002 quarter or 35.1%. Daily sales volumes of oil and gas declined to 70.2 thousand BOE or 3.6%.

     In Venezuela, sales of oil and gas increased to P$152 million or 9.3% in 2002 quarter. During 2002 quarter, the rate of royalties in connection with third round contracts increased as a result of disputes related to the new Hydrocarbons Law. Such royalties increased from 16.7% to 30%, and those corresponding to the three quarters of 2002 were recorded in 2002 third quarter accounting for lower sales in the amount of P$32 million, awaiting the closing of negotiations with PDVSA. The average price per barrel of Venezuelan total production increased to P$36.7 or 19%. The daily sales volume of oil equivalent declined to 50.1 thousand barrels or 3.3% primarily attributable to the natural field decline on account of reduced investments.

     In Ecuador, the Company's production amounted to 0.8 thousand barrels per day in 2002 quarter as a result of activities in Block 18. Such production was delivered on consignment to Petroecuador until approval of the Palo Azul field development plan.

>> Gross profit increased to P$298 million or 28.4% in 2002 quarter. Gross margin declined to 41.9% in 2002 quarter from 43.0% in 2001 quarter. During 2002 quarter, negotiations of rates with service providers concluded. In some cases, retroactive adjustments were recognized and resulted in a negative impact for the quarter. Such adjustments also had a negative impact on margins, provision for increased royalties related to the third round areas in Venezuela and taxes on crude oil exports imposed in Argentina. In addition, the peso devaluation had a positive impact on foreign operations US dollar-denominated gross profit.

>> The ratio of administrative and selling expenses to sales was 6% and 9% in 2002 and 2001 quarters, respectively.

>> Exploration expenses increased P$15 million in 2002 quarter. This was primarily attributable to completion of drillings of two wells at exploration Block 35 in Peru and at Block 18 in Ecuador, which did not prove to be successful.

>> Equity in earnings of affiliates increased P$4 million in 2002 quarter, mainly as a result of equity in earnings of Petrolera Perez Companc, which amounted to P$8 million in 2002 quarter and P$4 million in 2001 quarter. This improvement is primarily due to an increase in oil prices as a result of the peso devaluation.

>> Other operating income recorded a P$16 million loss in 2002 quarter mainly attributable to an allowance for environmental contingencies.

-------------------------------------------------------------------------------
            -------------------------------  ----------------------------------
 Oil Sales         Thousands bbl / day                 Pesos per barrel
            -------------------------------  ----------------------------------
(volumes &    Three Months      Nine Months     Three Months       Nine Months
 average    -------------------------------  ----------------------------------
 prices)    IIIQ 02 IIIQ 01  Sep-02  Sep-01  IIIQ 02  IIIQ 01  Sep-02   Sep-01
            -------------------------------  ----------------------------------
Argentina     63.0    69.5    60.6   66.6     67.55    41.28    66.14    42.19
Venezuela     45.3    48.1    48.2   44.7     36.69    30.81    41.56    29.38
Peru          11.4    11.3    11.2   11.6     88.92    41.02    81.72    41.12
Bolivia        1.3     1.5     1.4    1.4     68.27    53.90    75.45    58.98
Total        121.0   130.4   121.4  124.3     58.02    37.56    57.93    37.68
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
            -------------------------------  ----------------------------------
 Gas Sales       Million Cubic Feet / day        Pesos per Thousand cubic feet
            -------------------------------  ----------------------------------
(volumes &    Three Months      Nine Months     Three Months       Nine Months
 average    -------------------------------  ----------------------------------
 prices)    IIIQ 02 IIIQ 01  Sep-02  Sep-01  IIIQ 02  IIIQ 01  Sep-02   Sep-01
            -------------------------------  ----------------------------------
Argentina    256.6   300.8   268.6  286.7      1.84    2.57     2.10     2.46
Venezuela     28.8    22.7    26.4   19.6      1.64    1.94     1.84     1.98
Peru           8.6     8.0     8.4    8.4      8.05    4.84     8.03     4.78
Bolivia       35.9    41.1    36.4   38.1      5.48    3.66     5.67     3.88
Total        329.9   372.5   339.8  352.8      2.38    2.70     2.61     2.64
-------------------------------------------------------------------------------


-------------------------------------------------------------------------------

Oil & Gas Production           (Three-Month Periods)     (Nine-Month Periods)
(thousands of boe / day)      IIIQ 02    IIIQ 01         Sep-02        Sep-01

- Oil Argentina                60.7        73.4          61.3           69.5
- Oil Venezuela                46.3        48.9          49.1           45.7
- Oil Peru                     11.4        11.4          11.2           11.5
- Oil Bolivia                   1.4         1.5           1.4            1.5
- Oil Ecuador                   0.8         0.0           0.3            0.0
Total Oil Production          120.6       135.2         123.3          128.2
- Gas Argentina                43.1        50.4          44.6           48.6
- Gas Venezuela                 4.8         4.4           4.4            3.7
- Gas Peru                      1.5         1.6           1.2            1.5
- Gas Bolivia                   5.6         6.8           6.0            6.4
Total Gas Production           55.0        63.2          56.2           60.2
Total Oil & Gas Production    175.6       198.4         179.5          188.4

(*)  Includes consolidated & nonconsolidated operations
-------------------------------------------------------------------------------

Hedge of Produced Crude Oil Price
---------------------------------

The Company, as a crude oil producer, is exposed to the related price-fluctuation risk. In such conditions, the Company uses various derivative instruments to mitigate such risk. These instruments are based on West Texas Intermediate (WTI) as reference price, which is used mainly to determine the sales price in the market.

Income (loss) generated by such instruments, used to hedge crude oil price, are deferred until the related foreseen transaction is recognized and are recorded in the income statement as an integral part of hedged sales.

As of September 30, 2002, the Company's oil hedge agreements for year 2002 provide for hedging prices that change according to the WTI actual price. The hedging volume is 45,500 bbl/d. For WTI prices below 15 US$/bbl, the hedging price is 15.97 US$/bbl, while for WTI prices equal to or above 15 US$/bbl and equal to or below 23 US$/bbl, the hedging price is 17.36 US$/bbl. For WTI prices of 24 US$/bbl, the hedging price is 17.84 US$/bbl. For WTI prices of 25 US$/bbl, the hedging price is 18.55 US$/bbl. For WTI prices above 25 US$/bbl, the hedging price increases US$1 per each dollar of WTI price increase. Premiums paid were distributed among hedging prices.

For the year 2003, option agreements provide a more flexible structure. For WTI prices below 20 US$/bbl, the hedging price is 19.52 US$/bbl and the hedging volume amounts to 17,500 bbl/d. For WTI prices equal or above 20 US$/bbl and below 21 US$/bbl, the hedging price is 19.44 US$/bbl and the hedging volume falls to 15,000 bbl/d. For WTI prices equal or above 21 US$/bbl and below or equal to 27 US$/bbl, the hedging price is 18.65 US$/bbl and the hedging volume falls to 10,000 bbl/d. For WTI prices above 27 US$/bbl, the hedging volume is 17,500 bbl/d and the hedging price is 22.31 US$/bbl. Premiums paid were distributed among reported hedging prices. In addition to the above price hedging, during 2002 the Company closed out positions for a total of 67,500 bbl/d, which volume will be sold at market price and at a 1.42 US$/bbl discount. In such respect, the Company paid an aggregate amount of 118, accounting for a deferred loss to be recorded as reduced sales in 2003.

For the January 2004-December 2005 period, the Company carries sold options for a volume of about 18.3 million barrels (an average of 25.000 bbl/d) at an average exercise price of 19.87 US$/bbl.

                                    Refining
                                    --------

-------------------------------------------------------------------------------

                                     (Three-Month Periods)  (Nine-Month Periods)
          (in millions of pesos)         IIIQ 02  IIIQ 01      Sep-02  Sep-01

Net Sales                                  285     191           728      625
Gross Profit                                10      14            27       54
Administrative and Selling Expenses        (13)    (15)          (36)     (42)
Equity in Operating Earnings of Affiliates  16       4            32       19
Other Operating Results                     (2)     (3)           (9)      (6)
Operating Income                            11       0            14       25
-------------------------------------------------------------------------------

>> Operating income amounted to P$11 million in 2002 quarter while no operating results were reported in 2001 quarter. In 2002 performance of this business segment was significantly affected by the economic crisis and the severe currency devaluation that resulted in a sharp shrinkage in domestic demand in addition to the impossibility of protecting business margins on account of measures adopted by the Argentine Government to prevent a price increase and ensure supply. Increased operating income results from equity in earnings of affiliates. During 2002 quarter, crude oil volumes processed increased 32.9% to an average of 32,226 bbl/d.

>> Net sales of refinery products increased 49.2% to P$285 million in 2002 quarter boosted by increased local prices and export volumes. Total sales volumes increased 13.4% in 2002 quarter mainly due to a significant 149% increase in exports, partially offset by reduced local sales (11%) on account of a domestic market shrinkage and the lack of profitability.

     Gasoline sales volumes increased 32% as a result of increased retail sales and diesel oil sales volumes increased 8% on account of increased exports. In addition, sales volumes of heavy products and aromatics increased 93% and 10%, respectively.
     In order to mitigate the shrinkage in the domestic market and low prices in diesel oil used for transportation, the trade policy was directed to local sales of products with higher margins and to export markets. Along these lines, a significant increase was recorded in export volumes: diesel oil 509%, mainly to bordering countries; heavy products 470% to the USA and bordering countries, and asphalt products 113% to Paraguay.

>> Gross profit dropped 28.6% to P$10 million. Gross margin decreased from 7.3% in 2001 quarter to 3.5% in 2002 quarter. Express initiatives of the Argentine Government and the gradual drop in the activity level could curb the passing through of the increase in crude oil costs to sales prices. In 2002 quarter, the average price of crude oil increased 42.5% to P$88.4/bbl mainly as a result of the peso devaluation while international prices increased 6%. As a consequence of crude oil cost behavior and international price behavior of other products, sales prices of the following products increased as follows: diesel oil 22%, gasoline 16%, benzene 200%, heavy products 57%, aromatics 31%, paraffins 80%, medium distillates 33% and asphalts 36%.

>> Equity in operating earnings of affiliates increased P$12 million to P$16 million due to the following:

     o Equity in earnings of Refineria del Norte increased to P$10 million in 2002 quarter from P$2 million in 2001 quarter, mainly due to an increase in marketing margins boosted by a 10% increase in LPG sales volumes, 18% and 28% increases in LPG local prices and fuels, respectively, and mainly a 101% increase in export prices capitalizing on the peso devaluation.

     o Equity in earnings of EBR increased to P$ 6 million in 2002 quarter from P$2 million in 2001 quarter mainly derived from an increased interest and the impact of the peso devaluation.


-------------------------------------------------------------------------------
Refining   --------------------------------  ----------------------------------
Product          Thousand Cubic Meters             Pesos per Cubic Meter
 Sales                - Metric Tons                    - Metric Ton
           --------------------------------  ----------------------------------
(volumes &    Three Months      Nine Months     Three Months       Nine Months
 average     -------------------------------  ----------------------------------
 prices)     IIIQ 02 IIIQ 01  Sep-02  Sep-01  IIIQ 02  IIIQ 01  Sep-02   Sep-01
             -------------------------------  ----------------------------------
Diesel Oil (M3)  177     164   461     562      627      515      586     520
Gasolines (M3)    39      29    93      92      730      628      629     542
Other Middle
  Dist. (M3)       4       8    10      21      746      562      706     572
Asphalts (MT)      9      19    27      63      569      420      477     428
Aromatics &
 Reform. (MT)     74      85   228     216    1,032      595      919     692
Other Heavy
  Products (MT)  102      53   306     215      569      362      501     334

-------------------------------------------------------------------------------

                                 Petrochemicals
                                 --------------

-------------------------------------------------------------------------------

                                     (Three-Month Periods)  (Nine-Month Periods)
          (in millions of pesos)         IIIQ 02  IIIQ 01      Sep-02  Sep-01

Net Sales                                  351     224           906      611
Gross Profit                               111      45           273      111
Administrative and Selling Expenses        (29)    (27)          (89)     (72)
Equity in Operating Earnings of Affiliates   4       1            13        2
Other Operating Results                      2       2             9        2
Operating Income                            88      21           206       43
-------------------------------------------------------------------------------

>> Operating income for the Petrochemicals business segment increased P$67 million to P$88 million in 2002 quarter, primarily due to higher sales prices of styrenics resulting from the combined effect of the peso devaluation and higher international prices. Consequently, the improved international price of urea allowed an increase in local prices for the fertilizers line, additionally benefited by a reduced increase in input costs.

>> Sales of styrenics in Argentina increased 48% to P$36 million. In 2002 quarter, the price of styrene and polystyrene significantly rose by 100.2% and 47.4%, respectively, as a consequence of the combined effect of the peso devaluation and a rise in international reference prices (66% and 38%, respectively). Average price of rubber increased 34.1%. The implementation of an active trade policy aimed at consolidating foreign markets allowed to mitigate the restrictions imposed by the domestic demand affected by low consumption levels.
     Styrene and polystyrene sales volumes dropped 5.9% and 4%, respectively during 2002 quarter, partially offset by a 13% increase in polystyrene exports mainly to Europe. This allowed to mitigate a 16% sales drop in the domestic market. Total rubber sales volumes increased 4.6%. Export volumes mainly to Brazil and Peru amounted to 76.3% on sales and increased 26% offsetting a 29% drop in the domestic market, due to increased competitive imports attributable to improved financing conditions.
     Fertilizers sales volumes increased 21% to P$98 million, mainly boosted by price increases and the passing through of higher costs as a consequence of the peso devaluation. Along these lines, sales average prices increased 39.7% in 2002 quarter. Total sales volumes dropped approximately 10% in 2002 quarter due to a reduction in fertilizers consumption which was quite significant at the beginning of the period under review, specially in the wheat sowing area. This resulted in a 57% drop in resale fertilizers sales, offset by a 37% increase in sales of fertilizers produced by the Company.

     In Brazil, Innova sales for 2002 quarter increased to P$146 million or 111.5%. Styrene and polystyrene sales prices rose 136% and 78%, respectively, as a result of the peso devaluation in addition to improved international prices. Styrene sales volumes in the Brazilian market increased about 6% as a result of the development of new customers. Polystyrene sales volumes increased to 26.5 thousand tons or 7%, boosted by increased export volumes that rose to 5 thousand tons or 132%, mainly to the USA, South Africa, Ecuador and Hong Kong.

>> Gross profit increased to P$111 million or 146% in 2002 quarter. Gross margin increased to 32% in 2002 quarter from 20% in 2001 quarter. The styrenics business both in Argentina and Brazil was favorably affected by increased international margins compared to previous year.

>> Equity in operating earnings of affiliates increased P$3 million to P$4 million attributable to equity in earnings of Petroquimica Cuyo. This improvement results from increased polypropylene marketing margins and from a change in the mix of domestic and export sales since exports increased to 52% on sales in 2002 quarter from 19% in 2001 quarter.

--------------------------------------------------------------------------------
Petrochemical Product Sales

 Argentina                   Thousand Tons                Pesos per Ton
              ------------------------------------------------------------------
(volumes &        Three Months     Nine Months    Three Months     Nine Months
 average      ------------------------------------------------------------------
   prices       IIIQ 02 IIIQ 01  Sep-02  Sep-01 IIIQ 02  IIIQ 01  Sep-02  Sep-01
              ------------------------------------------------------------------
Styrene              6        7      22     22   2,869     1,433    2,618  1,590
Propylene            6        9      16     18     984       744      804    774
Polystyrene         13       15      40     41   2,971     2,026    2,989  2,233
SBR                 13       13      37     37   2,619     1,953    2,670  2,017
Fertilizers        144      159     250    338     665       476      679    474
Total              182      203     365    456   1,062       724    1,254    823
--------------------------------------------------------------------------------




--------------------------------------------------------------------------------
Petrochemical Product Sales

 Brazil                     Thousand Tons                Pesos per Ton
              ------------------------------------------------------------------
(volumes &        Three Months     Nine Months    Three Months     Nine Months
 average      ------------------------------------------------------------------
   prices       IIIQ 02 IIIQ 01  Sep-02  Sep-01 IIIQ 02  IIIQ 01  Sep-02  Sep-01
              ------------------------------------------------------------------
Styrene            22      20      68     55     2,843    1,204    2,598  1,425
Polystyrene        26      25      74     72     2,939    1,648    3,041  1,859
Total              48      45     142    127     2,896    1,530    2,830  1,672
--------------------------------------------------------------------------------

                    Hydrocarbon Marketing and Transportation
                    ----------------------------------------

-------------------------------------------------------------------------------

                                     (Three-Month Periods)  (Nine-Month Periods)
          (in millions of pesos)         IIIQ 02  IIIQ 01      Sep-02  Sep-01

Net Sales                                    3      24           12        64
Gross Profit                                 0       6            4        17
Administrative and Selling Expenses         (1)     (1)          (2)       (3)
Equity in Operating Earnings of Affiliates   2      67            9       197
Other Operating Results                      3       7           11        16
Operating Income                             4      79           22       227
-------------------------------------------------------------------------------

>> Net sales in 2002 quarter dropped P$21 million to P$3 million due to a reformulation of the liquid processing business. Oil, gas and LPG brokerage operations decreased to P$3 million in 2002 quarter from P$11 million in 2001 quarter mainly due to conversion into pesos of gas operations and a drop in oil operations volumes, partially offset by improved prices since it is a commodity marketed in dollars. In addition, 2001 quarter includes a P$13 million income from gas processing activities (a total volume of 29,600 tons). As from 2002, liquid processing activities are developed by the Oil and Gas Exploration and Production business unit.

>> Equity in operating earnings of affiliates dropped P$65 million to P$2 million, due to the following:

     o Income from direct and indirect interest in CIESA and TGS recorded a P$60 million gain in 2001 quarter while no operating results were reported in 2002 quarter.

     o Equity in earnings of Oldelval S.A. decreased to P$2 million in 2002 quarter from P$5 million in 2001 quarter, mainly due to the combined effect of reduced prices and a reduction of approximately 3% in volumes transported. Though as from June 2002 Oldelval renegotiated transportation agreements with oil producers with a partial recognition of the peso devaluation effects, prices in constant pesos decreased 22%.

                                   Electricity
                                   -----------

-------------------------------------------------------------------------------

                                     (Three-Month Periods)  (Nine-Month Periods)
          (in millions of pesos)         IIIQ 02  IIIQ 01      Sep-02  Sep-01

Net Sales                                   59      81           206      258
Gross Profit                                 7      20            34       71
Administrative and Selling Expenses         (5)     (4)          (13)     (13)
Equity in Operating Earnings of Affiliates  (2)     40            21      119
Other Operating Results                      6       9            18       28
Operating Income                             6      65            60      205
-------------------------------------------------------------------------------

>> Net sales of electricity generation decreased to P$46 million or 19.3% in 2002 quarter.

     Net sales attributable to the Genelba Power Plant dropped to P$38 million or 9.5% in 2002 quarter due to the effects of pesification that reduced to P$34.7 per MWh or 27.1% in constant pesos the average price of energy and power delivered in 2002 quarter from P$ 47.6 per MWh in 2001 quarter. Conversely, in 2002 quarter energy delivered increased 21.3% to 1,082 Gwh due to an improvement in the plant<180>s availability factor to 61.4% in 2002 quarter from 48.3% in 2001 quarter. This was mainly attributable to the high water supply in the Comahue region in both quarters and in Salto Grande in 2001 quarter which resulted in the power plant coming out of dispatch. In addition, 2001 quarter was also affected by the gas quota which restricted generation. In spite of an about 1% drop in energy demand, the Power Plant had increased power deliveries on account of Genelba<180>s improved costs compared to its competitors. Net sales attributable to the Pichi Picun Leufu Complex dropped to P$8 million or 46.7% as a consequence of the combined effect of lower prices and a drop in energy generation to 310 GWh in 2002 quarter from 494 GWh in 2001 quarter. Improved volumes during 2001 quarter were determined by the weather conditions during such period, with an average water supply exceeding historical averages. Average prices of energy in constant pesos dropped to P$24.8 per MWh or 20% in 2002 quarter from P$31 per MWh in 2001 quarter, primarily due to pesification, partially offset by the application of area prices on account of restrictions on the transportation capacity through the national grid during 2001 quarter. In the period under review, a P$1 million accrual was recorded on account of the application of the Energy Support Price Method.

     Net sales of nuclear fuel elements and other products dropped to P$11 million or 45% in 2002 quarter. During 2002 quarter this activity was restricted on account of the shutdown of Atucha I for technical reasons and reduced sales to Embalse nuclear power plant, partially offset by increased sales of other products to the foreign market.

>> Gross profit for the generation business dropped to P$4 million or 60%. Gross margin declined to 8.7% in 2002 quarter from 17.5% in 2001 quarter, mainly affected by the distortions caused by pesification within an inflationary context and a partially dollarized cost structure.

     Gross profit for the nuclear fuel elements and other products business decreased to P$3 million or 66.7% in 2002 quarter. Gross margin decreased to 27.3% in 2002 quarter from 45% in 2001 quarter, mainly due to a higher impact of fixed costs on account of the drop in sales volumes in 2002 period, partly offset by improved margins from exports of other products.

>> Equity in earnings of affiliates decreased P$42 million during 2002 quarter, and recorded a P$2 million loss due to the following:

     o Equity in operating earnings of Distrilec Inversora S.A accounted for a P$3 million loss during 2002 quarter compared to a P$23 million gain in 2001 quarter. This significant drop resulted from tariff pesification which resulted in a reduction in income and expenses for the period under review in constant currency while depreciation level remained unchanged. Sales revenues from Edesur S.A. dropped 53.7% to P$228 million in 2002 quarter from P$492 million in 2001 quarter, mainly as a result of an about 53% decline in average sales prices in constant currency derived from the beforementioned pesification, and a 1.3% shrinkage in the demand for energy supplied by Edesur S.A..

     o Equity in earnings of Citelec accounted for a P$15 million gain during 2001 quarter while no operating results were reported during 2002 quarter.

-----------------------------------------------------------------------------------------------------------
                            -------------------------------------   -------------------------------------
     Electricity Sales                        Gwh                              Pesos per Mwh
                            -------------------------------------   -------------------------------------
(volumes & average prices)      Three Months        Nine Months         Three Months       Nine Months
                            -------------------------------------   -------------------------------------
                             IIIQ 02 / IIIQ 01   Sep-02 / Sep-01     IIIQ 02 / IIIQ 01   Sep-02 / Sep-01
                            -------------------------------------   -------------------------------------

Combined Cycle                 1,082       893    3,715    2,908      34.75     47.56     34.97    51.78

Hydro                            310       494      705    1,048      24.75     31.01     30.27    36.37

Total                          1,392     1,387    4,420    3,956      32.53     41.66     34.22    47.70

-----------------------------------------------------------------------------------------------------------




                                Other Investments
                                -----------------


-------------------------------------------------------------------------------

                                     (Three-Month Periods)  (Nine-Month Periods)
          (in millions of pesos)         IIIQ 02  IIIQ 01      Sep-02  Sep-01

Net Sales                                   29      25            93       76
Gross Profit                                 8       1            32       10
Administrative and Selling Expenses         (3)     (4)          (14)     (13)
Equity in Operating Earnings of Affiliates   0      16            62       41
Other Operating Results                      2       0            (1)       0
Operating Income                             7      13            79       38
-------------------------------------------------------------------------------

>> Income from the forestry activity increased to P$19 million or 46.2% in 2002 quarter. These improvement results from the combined effect of a 15% rise in sales volume and increased export operations. Exports volumes rose from 24% on sales in 2001 quarter to 48% in 2002 quarter, derived from the improvement in international competitiveness as a result of devaluation. Income from the farming business for 2002 quarter includes results until August when such business was sold to Argentina Farmland Investors LLC. Therefore, sales revenues decreased P$4 million to P$8 million.

>> Equity in earnings of affiliates recorded a P$16 million gain in 2001 quarter and no results were recorded in 2002 quarter due to the following:

     o In 2001 quarter, equity in earnings of Pecom Agra S.A. recorded a P$8 million gain while no results were recorded in 2002 quarter since such equity interest was transferred in March 2002 by means of an asset swap with IRHE (Argentine Branch) and GENTISUR S.A..

     o Equity in earnings of Cerro Vanguardia S.A. recorded a P$8 million gain in 2001 quarter while no results were recorded in 2002 quarter since such equity interest was sold in July 2002 to the Anglogold group.



--------------------------------------------------------------------------------
Perez Companc S.A., is a leading company in an important sector of the Argentine and Latin American industry, including oil and gas production and transportation, refining and petrochemicals, electricity generation, transmission and distribution.
--------------------------------------------------------------------------------

                                   SIGNATURES


                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     PEREZ COMPANC S.A.


Date: November 12, 2002

By: /s/ Jorge de la Rua                      By: /s/  Daniel Eduardo Rennis
    -------------------                         ---------------------------
Name:   Jorge de la Rua                      Name:   Daniel Eduardo Rennis
Title:  Attorney                             Title:  Attorney